RECEIVED SECURIT

2017 MAR -1 PM 2:38

SEC / TM

17006140

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SEC FILE NUMBER
8-40862

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CP INVESTMENTS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Avenue of the Stars, 11th floor
(No. and Street)

Los Angeles (City) California (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Plaga (310) 272-1300
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

555 West 5th Street, Suite 2700 (ADDRESS) Number and Street; Los Angeles, City; California State; 90013-1010 Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Matthew Prinn, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to CP Investments LLC (the "Company") for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

See Attached Jurat
Notary Public

CP Investments LLC
Table of Contents

This report contains (check all applicable boxes):

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 24th day of February, 20 17, by Matthew Prinn
______________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ALEXANDRA L. SMITH
Commission # 2127125
Notary Public - California
Los Angeles County
My Comm. Expires Sep 18, 2019

(Seal) Signature Alexandra L. Smith

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
CP Investments LLC

We have audited the accompanying statement of financial condition of CP Investments LLC (the "Company") as of December 31, 2016, and the related statements of operations, cash flows, and changes in members' equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CP Investments LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2017

CP INVESTMENTS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CASH (Note 2)	$ 376,140
DUE FROM AFFILIATES	19,078
PREPAID AND OTHER ASSETS	49,268
TOTAL	$ 444,486

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses	$ 18,854
Due to affiliates	19,078
Total liabilities	37,932
COMMITMENTS AND CONTINGENCIES (Note 7)	
MEMBER'S CAPITAL	406,554
TOTAL	$ 444,486

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

REVENUES — Placement agent service fees (Note 2)	$ 485,612
EXPENSES:	
Professional fees	77,094
General, administrative, and other (Note 3)	553,989
Total expenses	631,083
NET LOSS	$ (145,471)

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2016

	Member's Capital
BALANCE — January 1, 2016	$ 402,025
Contributions	150,000
Net loss	(145,471)
BALANCE — December 31, 2016	$ 406,554

See notes to financial statements.

CP INVESTMENTS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (145,471)
Adjustments to reconcile net loss to net cash used in operating activities — changes in assets and liabilities:	
Due from affiliates	(19,078)
Prepaid and other assets	(13,156)
Due to affiliates	19,078
Accounts payable and accrued expenses	3,210
Net cash used in operating activities	(155,417)
CASH FLOWS FROM FINANCING ACTIVITIES - Contributions	150,000
NET DECREASE IN CASH	(5,417)
CASH — Beginning of year	381,557
CASH — End of year	$ 376,140

See notes to financial statements.

1. NATURE OF OPERATIONS

CP Investments LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act") and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly owned subsidiary of Canyon Partners LLC (the "Parent"). The Company provides placement agent services to certain private funds advised by affiliated entities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the 1934 Act for brokers and dealers in securities.

Cash — Cash includes cash in a deposit account.

Securities Transactions — Securities transactions for the accounts of the Company or its customers are executed and cleared by an independent clearing agent on a fully disclosed basis. Commission revenue and expense related to customers' securities transactions and securities transactions of the Company are recorded on a trade-date basis. There were no securities transactions outstanding or during the year.

Placement Agent Service Fees — The Company earned placement agent service fees from Canyon Capital Advisors LLC ("CCA"), ICE Canyon LLC ("ICE") and Canyon Partners Real Estate LLC ("CPRE"), with respect to the Company's engagement to provide certain agreed-upon services in connection with identifying prospective investors that may invest in the limited partner interests or other similarly styled equity interests of one or more investment entities and/or any parallel funds managed by CCA, ICE, and CPRE. Placement agent service fees are recognized when the underlying services rendered are completed in accordance with the terms of the agreements.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management relate primarily to accrued income and expenses.

Recent Accounting Pronouncements —In May 2014, the Financial Accounting Standards Board (FASB) issued guidance to establish a comprehensive and converged standard on revenue recognition to enable financial statement users to better understand and consistently analyze an entity's revenue across industries, transactions, and geographies. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As such, this new guidance could impact the timing of revenue recognition. The new guidance also requires improved disclosures to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance will apply to all entities. In August 2015, the FASB issued its final standard formally amending the effective date of the

new revenue recognition guidance. The amended guidance defers the effective date of the new guidance to interim reporting periods within annual reporting periods beginning after December 15, 2017. Entities are permitted to apply the new guidance early, but not before the original effective date (i.e., interim periods within annual periods beginning after December 15, 2016). The Company is in the process of evaluating the disclosure requirements, and any impact the disclosures will have on the Company's accompanying financial statements.

In March 2016, the FASB issued guidance that amends the principal versus agent considerations for reporting revenue gross versus net. The amended guidance affects entities that enter into contracts with customers to transfer goods or services in exchange for consideration. Under the amended guidance, when another party is involved in providing goods or services to a customer, an entity must determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party (that is, the entity is an agent). An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The amended guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. The amended guidance affects the guidance in the new revenue standard issued in May 2014, which is not yet effective. The effective date and transition requirements for the amended guidance are the same as the effective date and transition requirements for the new revenue standard. The Company is in the process of evaluating the impact that this guidance will have on its financial statements.

In August 2016, the FASB issued guidance intended to reduce diversity in practice in how certain cash receipts and payments are classified in the statement of cash flows, including debt prepayment or extinguishment costs, the settlement of contingent liabilities arising from a business combination, proceeds from insurance settlements, and distributions from certain equity method investments. The guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted. This guidance is not expected to have an impact on the Company's accompanying financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company has an agreement in place with the Parent whereby the Parent charges the Company for its allocable share of general and administrative services provided to the Company. For the year ended December 31, 2016, $485,612 was incurred in expenses for these services and is included in "*general, administrative, and other*" in the statement of operations, of which there was an unpaid balance of $19,078. As previously indicated, the Company earns placement agent service fees from affiliated entities that include CCA, ICE, and CPRE. For the year ended December 31, 2016, $485,612 was included in "*revenues*" in the statement of operations for such fees. Additionally, the Company has a letter of support from the Parent that the Parent will be willing and able to provide capital contributions when needed to ensure the ability to continue as a going concern. Therefore, if the Company were a stand-alone entity, the financial statements presented could be materially different.

The Company received the capital contributions of $150,000 from the Parent in 2016.

Financial Condition - The Company has experienced substantial recurring losses from operations as of December 31, 2016. The Company's ability to continue its operations and to meet its capital requirements is dependent on continued financial support from the Parent. The Parent has represented its intent to continue to provide financial support to the Company for terms that extend through February 24, 2018.

4. INCOME TAXES

As a limited liability company, no provision for federal or state taxes is made in the accompanying financial statements, as the Company is not subject to income taxes. The Parent is responsible for reporting income or loss to the extent required by the federal and state income tax laws and regulations.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. The Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. As of and during the year ended December 31, 2016, the Company did not have a liability for any unrecognized tax benefits nor did it recognize any interest and penalties related to unrecognized tax benefits. In addition, the Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next 12 months. As a result, no income tax liability or expense related to unrecognized tax benefits has been recorded in the accompanying financial statements.

The Company will continue to review any conclusions reached regarding uncertain tax positions that may be subject to review and adjustment at a later date based on ongoing analysis of tax laws, regulations, and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax position changes, such changes in estimate will be recorded in the period in which such determination is made. The Company recognizes tax-related interest and penalties, if applicable, as a component of other expense and income tax expense, respectively.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable. As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are 2013, 2014 and 2015 for federal tax purposes and 2012, 2013, 2014 and 2015 for California state tax purposes.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As of December 31, 2016, the Company had net capital of $338,208, which is $88,208 in excess of required net capital.

6. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) of the Securities Exchange Act of 1934, as the Company does not have a clearing broker. In the future, should the Company's services require the use of a clearing broker, the Company will follow the necessary process to retain a new clearing broker before offering such services. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

7. COMMITMENTS AND CONTINGENCIES

The Company can be named in legal actions arising in the ordinary course of business. Management is of the opinion that the ultimate liability, if any, from these actions will not have a material effect on its financial condition or results of operations.

8. SUBSEQUENT EVENTS

The Company's management evaluated activity of the Company through the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure.

* * * * * *

SUPPLEMENTAL SCHEDULES

CP INVESTMENTS LLC

SCHEDULE g

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2016

TOTAL MEMBER'S CAPITAL FROM STATEMENT OF FINANCIAL CONDITION	$ 406,554
LESS DEDUCTIONS AND/OR CHARGES	
Receivable from affiliates	19,078
Prepaid and other assets	49,268
NET CAPITAL	338,208
MINIMUM NET CAPITAL REQUIRED (Greater of 2% of aggregate debit items or $250,000)	250,000
EXCESS NET CAPITAL	$ 88,208
NET CAPITAL IN EXCESS OF 120% OF MINIMUM NET CAPITAL REQUIREMENT	$ 38,208

Note: There were no material differences between the above Computation of Net Capital Under Rule 15c3-1 and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2016 filed on February 24, 2017.

CP INVESTMENTS LLC

SCHEDULE h

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(ii).

CP INVESTMENTS LLC

SCHEDULE i

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2016

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii).

Deloitte.

Deloitte & Touche LLP
Suite 2700
555 West 5th Street
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

RECEIVED
2017 MAR -1 PM 2:38
SEC / TM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CP Investments, LLC
2000 Avenue of the Stars, 11th Floor
Los Angeles, CA 90067

We have reviewed management's statements, included in the accompanying exemption report, in which (1) CP Investments LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 24, 2017

CP Investments, LLC Member NASD and SIPC

2000 Avenue of the Stars, 11th Floor • Los Angeles, CA 90067

1-310-272-1000 phone

CP Investments LLC's Exemption Report

CP Investments LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year from January 1, 2016 to December 31, 2016 without exception.

CP Investments LLC

By: Matt Prinn
Title: Chief Financial Officer
February 24, 2017